Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 3, 2024

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 46 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 21, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Fundstrat Granny Shots US Large Cap ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses tables and Expense Examples are as shown in the attached Appendix A.

Principal Investment Strategies

2.	In the disclosure, an example notes that “the rising influence of the millennial generation could be identified and substantiated as one theme . . .” Please clarify what types of sectors, sub-sectors, or types of companies might benefit from that theme.

Response: The Trust confirms that the Prospectus has been revised to clarify what types of sectors, sub-sectors, or types of companies might benefit from that theme example.

3.	The disclosure notes that the Sub-Adviser considers several factors when conducting its top-down process including, among others, “the frequency of key words related to the theme found in call transcripts .. . .” Please clarify what you mean by what you mean by the phrase “frequency of key words related to the theme found in call transcripts.” What are call transcripts? With example of millennials – would the Sub-Adviser use the term “millennial” as a search term for example?

Response: The Trust confirms that the Prospectus has been revised to clarify the meaning of the phrase, and to provide examples.

4.	In correspondence, please tell us more about how you choose and validate key word correlations and update the same over time. It is unclear, for example, how you determine a key word reference is positive/negative from a theme correlation or investment perspective or how you monitor for new key words or changed usage/meaning. Please advise and, if necessary, revise your strategy and risk disclosure.

Response: The Prospectus references several factors considered by the Sub-Adviser in its top-down investment process, including “correlations between stock/industry group and theme,” “frequency of key words,” and “analysis of a company’s business focus.” However, these factors are analyzed separately by the Sub-Adviser, rather than being combined into a single process. Specifically, the Sub-Adviser employs distinct approaches for keyword analysis and correlation analysis.

For example, when identifying potential emerging investment themes, the Sub-Adviser may utilize the frequency of specific keywords in corporate communications, such as earnings call transcripts, conference presentations, or investor day events. This keyword analysis helps assess whether a company is aligned with a particular theme. For instance, the Sub-Adviser might search for terms like “AI” or “Automation” to determine whether a company has adopted or is likely to adopt artificial intelligence.

Keyword searches form part of the initial research process. If a high frequency of relevant terms is identified, the Sub-Adviser conducts a qualitative evaluation. This involves a detailed review of the transcripts to assess the context, sentiment, and whether references to the theme are positive or negative.

Separately, the Sub-Adviser runs correlation analysis using various data points, such as stock price movements, revenue trends, and changes in capital expenditures. This analysis is used to determine how closely a company or industry group is correlated to a broader investment theme. The Sub-Adviser’s correlation process plays a critical role in determining the strength and direction of relationships between the companies' financial data and broader thematic trends, enabling a more robust evaluation of investment opportunities.

The Trust confirms that the Prospectus has been revised to bolster the description of the foregoing.

5.	Please disclose the data and analyses you use to determine correlations to a theme.

Response: The Sub-Adviser notes that the correlation between an industry/sector to a theme can be determined qualitatively or quantitatively. From a quantitative perspective, the Sub-Adviser uses various types of data as an indicator to quantify the correlation or relativity. For example, to evaluate the correlation of an industry to the theme “Easing Financial Conditions” the Sub-Adviser may use the price history of a particular industry, or sector, to run a correlation against major indices measuring financial conditions, such as, the National Financial Conditions Index from the Chicago Fed, the US Financial Conditions Index from Goldman Sachs, and the United States Financial Conditions Index from Bloomberg.

From a qualitative perspective, the Sub-Adviser may examine industry trends, management commentary, and broader market sentiment to assess the degree of alignment with the theme. For instance, the Sub-Adviser might review earnings calls, investor presentations, and media coverage to gauge how industry leaders are discussing financial conditions and whether they perceive an easing environment. This qualitative approach enables the Sub-Adviser to interpret how market participants and key stakeholders are reacting to, or planning for, changes in financial conditions, offering insights that quantitative data alone may not fully capture.

The Trust notes that the foregoing descriptions have been added to Item 9.

6.	Please disclose how the Fund defines US companies.

Response: The Trust confirms that the Prospectus has been revised to indicate that the Fund defines US companies as companies headquartered in the United States and whose securities are listed on a U.S. stock exchange.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

Fundstrat Granny Shots US Large Cap ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory fees and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$256